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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING               0-17204

                                FORM 10-QSB                      CUSIP NUMBER
                                                                 4566 3L 30 4
                     For Period Ended: December 31, 1997

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                                INFINITY, INC.
                           -----------------------
                           Full Name of Registrant

                               Not Applicable
                          -------------------------
                          Former Name if Applicable

                             211 West 14th Street
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                            Chanute, Kansas 66720
                          ------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's management has been required to devote a substantial amount of time to the completion of a transaction which allowed for the refinancing of certain indebtedness of the Company. This prevented the completion of the financial statements by the current due date.
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PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

               James P. Beck                 303/893-2300
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                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

The Company expects to report that it had a net loss of approximately $(180,000) during the quarter ended December 31, 1997, as compared to net income of $12,731 for the same period in the prior year, and net income of approximately $312,000 during the nine months ended December 31, 1997, as compared to a net loss of $(132,466) during the same period last year. Net sales levels were down somewhat from the prior year primarily as a result of wet and warm weather during the month of December, 1997, which restricted the Company's oilfield service operations. The improved results for the nine month period are due to the sale of the Company's water treatment operations, continued cost control measures and the continued strength of the Company's oilfield service operations.
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                                INFINITY, INC.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                    INFINITY, INC.

                                    By:/s/ John C. Garrison
                                       John C. Garrison, Secretary
Date:  February 17, 1998

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]